UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __) *

_______________________

Flagstone Reinsurance Holdings Limited
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
G3529T105
(CUSIP Number)

Elliot Attie Chief Financial Officer Trilantic Capital Management LLC 399 Park Avenue New York, NY 10022 (212) 526-5054
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3529T105	Page 2 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilantic Capital Partners Executive LLC 26-4627662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 7,852,801 (1) (2) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 7,852,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,852,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.26% (3)
14	TYPE OF REPORTING PERSON OO

-------------------------

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Limited, the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock. The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons. The voting power described in this Schedule 13D currently does not exceed 9.9% and is therefore not subject to reduction.

(2)	Does not include 27,062 shares of Common Stock underlying Restricted Stock Units (“RSUs”) granted to E. Daniel James.

(3)	Based on 84,801,859 shares of Common Stock outstanding at March 6, 2009 as reported in the Form 10-K for the fiscal year ended December 31, 2008.

CUSIP No. G3529T105	Page 3 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilantic Capital Management LLC 26-4600829
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 7,852,801 (1) (2) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,852,801 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,852,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.26% (3)
14	TYPE OF REPORTING PERSON OO

-------------------------

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Limited, the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock. The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons. The voting power described in this Schedule 13D currently does not exceed 9.9% and is therefore not subject to reduction.

(2)	Does not include 27,062 shares of Common Stock underlying Restricted Stock Units (“RSUs”) granted to E. Daniel James.

(3)	Based on 84,801,859 shares of Common Stock outstanding at March 6, 2009 as reported in the Form 10-K for the fiscal year ended December 31, 2008.

CUSIP No. G3529T105	Page 4 of 10 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Flagstone Reinsurance Holdings Limited, a Bermuda company (“Flagstone” or the “Company”), whose principal executive offices are located at 23 Church Street, Hamilton, HM 11, Bermuda.

Item 2. Identity and Background.

(a)-(f) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)

Trilantic Capital Partners Executive LLC (“TCPE”), with its principal office at 399 Park Avenue, New York, NY 10022. TCPE is a Delaware limited liability company. Its principal business is investment management; and

(ii)

Trilantic Capital Management LLC (“TCM”), with its principal office at 399 Park Avenue, New York, NY 10022. TCM is a Delaware limited liability company. Its principal business is investment management.

The names, residence or business address, citizenships and present principal occupations or employment of the members of each Reporting Person are set forth in Appendix A hereto.

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Common Stock is actually owned by Trilantic Capital Partners III L.P. (the “Partnership”), which was formerly known as Lehman Brothers Merchant Banking Partners III L.P. and was formerly managed by an entity controlled by the individuals listed on Appendix A hereto. TCM is controlled by the individuals listed on Appendix A hereto. On April 10, 2009, TCM entered into an investment advisory agreement (the “Investment Advisory Agreement”) whereby the Partnership’s investments, including the Common Stock, would be managed and directed by TCM in its sole discretion in exchange for a management fee.

E. Daniel James, a director of Flagstone, is also a member of the executive committee of TCM. As part of their compensation for serving as directors, Mr. James, and the other directors of Flagstone, have received, and it is expected that they will in the future from time to time receive, shares of Common Stock, Restricted Stock Units (“RSUs”) or options to purchase shares of Common Stock. Under the terms of Mr. James’ employment with TCM, he is required to surrender to TCM any compensation (including Common Stock, RSUs and options) received in his capacity as a director of Flagstone.

CUSIP No. G3529T105	Page 5 of 10 Pages

SCHEDULE 13D

As of the date of this Schedule 13D, Mr. James has been granted 27,062 RSUs. The 27,062 shares of Common Stock underlying the RSUs are not included in the total number of shares of Common Stock reported herein since Flagstone's compensation committee has sole discretion to determine the form of settlement for such RSUs, and settlement may take the form of Common Stock, cash or a combination of Common Stock and cash.  Mr. James disclaims beneficial ownership of those and all other shares of the Common Stock beneficially owned by the Reporting Persons.

The Reporting Persons intend to continually evaluate the business, prospects and financial condition of Flagstone, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time.  Depending on such factors, the Reporting Persons may decide to sell all or part of the shares of Common Stock they hold or purchase additional shares. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

The foregoing description of the Investment Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Advisory Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons may be deemed to beneficially own 7,852,801 shares of Common Stock.  Based on calculations made in accordance with Rule 13d-3(d), and there being 84,801,859 shares of Common Stock outstanding as of March 6, 2009, as reported in the Company’s Form 10-K (File No. 001-33364) filed with the Securities and Exchange Commission on March 13, 2009, each of the Reporting Persons may be deemed to beneficially own approximately 9.26% of the outstanding Common Stock.

(b) TCM may be deemed to have the sole power to direct the voting and disposition of the 7,852,801 shares of Common Stock set forth on TCM’s cover page included herein. TCPE may be deemed to share the power to direct the voting and disposition of the 7,852,801 shares of Common Stock set forth on TCPE’s cover page included herein.

(c) No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons listed in Appendix A hereto has effected any transaction in shares of Common Stock during the preceding 60 days.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

CUSIP No. G3529T105	Page 6 of 10 Pages

SCHEDULE 13D

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information in Item 4 is incorporated herein by reference; except as otherwise described in Item 4 above, there are no contracts, arrangements, understandings or relationships with respect to the securities of Flagstone.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2:	Investment Advisory Agreement, dated as of April 10, 2009, between Trilantic Capital Partners III L.P., Trilantic Capital Management LLC and LB TCP Associates III L.P.

CUSIP G3529T105	Page 7 of 10 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2009

TRILANTIC CAPITAL PARTNERS EXECUTIVE LLC
By:	/s/ E. Daniel James
Name: E. Daniel James Title: Member

TRILANTIC CAPITAL MANAGEMENT LLC
By:	Trilantic Capital Partners Executive LLC, its managing member
By:	/s/ E. Daniel James
Name: E. Daniel James Title: Member

CUSIP G3529T105	Page 8 of 10 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated: April 20, 2009

TRILANTIC CAPITAL PARTNERS EXECUTIVE LLC
By:	/s/ E. Daniel James
Name: E. Daniel James Title: Member

TRILANTIC CAPITAL MANAGEMENT LLC
By:	Trilantic Capital Partners Executive LLC, its managing member
By:	/s/ E. Daniel James
Name: E. Daniel James Title: Member

CUSIP G3529T105	Page 9 of 10 Pages

SCHEDULE 13D

EXHIBIT 2

INVESTMENT ADVISORY AGREEMENT

INVESTMENT ADVISORY AGREEMENT (“Agreement”), dated as of the Effective Date, by and between Trilantic Capital Partners III L.P., a Delaware limited partnership (the “Partnership”) (by LB TCP Associates III L.P., its general partner (the “General Partner”)), Trilantic Capital Management LLC, a Delaware limited liability company (the “Advisor”), and the General Partner.

W I T N E S S E T H:

WHEREAS, in accordance with Section 4.2(b)(x) of the Second Amended and Restated Limited Partnership Agreement of the Partnership, dated as of the Effective Date (as amended and/or restated from time to time, the “Partnership Agreement”) the Partnership and the General Partner desire to delegate certain rights, powers and obligations to the Advisor, including, without limitation, originating and recommending investment opportunities to the Partnership, monitoring and evaluating Portfolio Investments and performing certain other services for the Partnership as requested by the General Partner and/or contemplated hereby,

WHEREAS, the Advisor desires to accept such rights, powers and obligations and render such services to the Partnership in consideration of an advisory fee and other compensation as hereinafter specified; and

WHEREAS, the engagement of the Advisor by the Partnership and the delegation of rights, powers and obligations to the Advisor contemplated herein is permitted by the Partnership Agreement and applicable law.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:

1.     Defined Terms. The defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in this Section 1 or, if not so specified, shall have the meanings specified in the Partnership Agreement.

“Allocable Amount” with respect to Available Fees shall equal the Partnership’s share (based on its participation in the relevant Portfolio Investment) of the amount of such Available Fees.

“Available Fees” shall mean the net amount of cash or non-cash (a) set-up or other origination fees in connection with the making of any Portfolio Investment other than a Follow-On Investment, (b) topping or break-up fees in connection with proposed but unconsummated Portfolio Investments, (c) directors’ or monitoring fees paid by a Portfolio Company, and (d) commitment fees in connection with the Partnership’s commitment to make a Portfolio Investment, in each case received by Lehman Brothers, the General Partner, the Advisor or any of their respective Affiliates.

Available Fees (x) shall be net of out-of pocket expenses incurred by Lehman Brothers, the General Partner, the Advisor or any of their respective Affiliates in connection with the transactions out of which such Available Fees arose and (y) shall not include any stock options or other compensation granted or paid by Portfolio Companies to the employees of Lehman Brothers, the General Partner, the Advisor or any of their respective Affiliates or Operating Executives who serve in a bona-fide, non-director management capacity at any such Portfolio Company. Available Fees also shall not include (i) any fees referred to in Section 4(d) or (ii) any of such fees paid directly to the Partnership, the Parallel Funds or Lehman Brothers with respect to the Lehman Side-by- Side Commitment either in cash or in kind, to the extent that the Partnership received at least the Allocable Amount of such fees.

“Breach of the Standard of Care” shall mean any action or omission by the Advisor or its direct and indirect officers, directors, agents, stockholders, members, employees and partners constituting (a) fraud, (b) gross negligence, (c) willful misconduct, (d) material breach of this Agreement, (e) material violation of law or regulation or (f) failure to remain actively involved in the Partnership (including its Parallel Funds, Alternative Vehicles and side-by-side vehicles), provided, however, that, in the case of clauses (b), (d) and (e), the General Partner shall provide notice to the Advisor of such alleged Breach of the Standard of Care and the Advisor shall have 10 days to cure such Breach of the Standard of Care; provided, further that, in the case of clauses (a), (b), (c), (d), (e) and (f), a Breach of the Standard of Care shall be deemed not to have occurred if the Advisor terminates the employee or employees responsible for such Breach of the Standard of Care within 10 days following the receipt of notice of such Breach of the Standard of Care from the General Partner and makes the Partnership whole for any actual financial loss which such conduct had caused the Partnership; provided, further that, in the case of clauses (b), (c), (d) and (f), such action must have resulted in a material adverse effect on the Partnership (including its Parallel Funds, Alternative Vehicles and side-by-side vehicles). Notwithstanding anything to the contrary herein, the phrase “Breach of the Standard of Care” is relevant to this Agreement only for purposes of establishing grounds to remove the Advisor, and shall not be construed as establishing a legal standard of conduct for any other purpose, including whether the Advisor is liable for its actions or inactions to any other party.

“Capital Under Management” shall have the meaning specified in Section 3(b) hereof.

“GP Indemnitee” shall have the meaning specified in Section 5(c)(ii) hereof.

“Management Fee” shall have the meaning specified in Section 3(a) hereof.

“Reduction Amount” shall have the meaning specified in Section 4(a) hereof.

“Related Party Transaction” means any principal transaction or related party transaction prohibited by the Investment Advisers Act of 1940, as it may be amended from time to time, including Section 206(3) thereof.

“Termination Notice” shall have the meaning specified in Section 7(a) hereof.

2.	Rights and Obligations of the Advisor.

(a)       Delegation of Duties. Subject to Section 8 hereof, the General Partner hereby delegates to the Advisor the rights, powers and obligations of the General Partner as set forth on Exhibit A attached hereto in accordance with the terms of this Agreement and the Partnership Agreement. The Advisor hereby accepts such delegation and agrees to assume such rights, powers and obligations. For the avoidance of doubt, all rights, powers and obligations of the General Partner that are not set forth on Exhibit A, including, without limitation, those rights, powers and obligations of the General Partner set forth on Exhibit B attached hereto, shall remain the rights, powers and obligations of the General Partner. In connection with such delegation, the Advisor also hereby agrees to provide the following services to the Partnership (subject to Section 8 hereof):

(i)        analysis and investigation of potential Portfolio Companies, including their business, operations, management, financial condition, competitive position and prospects for future performance;

(ii)       analysis and investigation of potential Dispositions of Portfolio Investments, including identification of potential acquirors and evaluation of offers made by such potential acquirors;

(iii)      structuring of acquisitions and Dispositions of Portfolio investments;

(iv)      identification and arranging of sources of capital and other financing for Portfolio Investments and Portfolio Companies;

(v)       supervision of the preparation and review of all documents required in connection with the acquisition, Disposition or financing of each Portfolio Investment; and

(vi)      monitoring of the performance of Portfolio Companies and, where appropriate, providing advice to the management of the Portfolio Companies during the life of a Portfolio Investment.

(b)       Authority. Unless expressly authorized, the Advisor shall not have the authority to act for or represent the General Partner or Partnership in any way other than as set forth in Sections 2(a) or 2(c) hereof.

(c)       Attorney-in-Fact. The General Partner and the Partnership hereby constitute and appoint the Advisor as the General Partner’s and the Partnership’s

attorney-in-fact with full power and authority to act on behalf of the General Partner and the Partnership to the extent necessary to satisfy its obligations pursuant to this Agreement. It is expressly intended by the Partnership and the General Partner that the power of attorney granted by this Section is coupled with an interest, shall be irrevocable and shall survive and not be affected by the subsequent disability, incapacity, or dissolution of the Partnership or the General Partner. This power of attorney shall automatically terminate upon termination of this Agreement pursuant to Section 6 hereof.

(d)       Conduct of Advisor’s Business. The Advisor shall maintain a staff trained and experienced in the business of identifying and structuring transactions contemplated by the Partnership Agreement. In addition to the services of its own staff, the Advisor shall arrange for and coordinate the services of other professionals and consultants. The Advisor may, with the prior written consent of the General Partner, engage one or more sub-advisors to perform investment advisory services for the Partnership. All sub-advisory fees shall be borne by the Advisor at no cost to the Partnership.

3.	Management Fee.

(a)       In consideration of the Advisor’s services hereunder, the Partnership shall pay to the Advisor the management fee (the “Management Fee”) described below.

(b)       The Management Fee shall be paid semi-annually in advance, in the manner and on the dates set forth in the Partnership Agreement and shall be equal to the following amount: (x) prior to the end of the Commitment Period, 1.5% per annum of the aggregate amount of Capital Commitments of the Limited Partners as of the first day of the period in respect of which the Management Fee is then being paid and (y) thereafter, 1 % per annum of the aggregate amount of Capital Contributions by the Limited Partners in respect of Portfolio Investments (or portions thereof) that have not been subject to Disposition as of the first day of such period (including all investment-related expenses allocated thereto by the General Partner). The aggregate amounts of Capital Commitments or Capital Contributions referred to in clauses (x) and (y) above, respectively, referred to in the preceding sentence shall be referred to as “Capital Under Management.” The Management Fee will commence accruing as of the Closing Date and, unless required to be paid as a Direct Payment pursuant to the Partnership Agreement, shall be paid by the Partnership to the Advisor.

(c)       The Management Fee for any Management Fee period of the Partnership shall be pro-rated for the number of days elapsed in such period and, in the case of the last Management Fee period of the Partnership, the Advisor shall refund to each Limited Partner the amount of the Management Fee paid by such Limited Partner allocable to that portion of such period which is subsequent to the end of such last Management Fee period.

(d)       The Partnership recognizes that Lehman Brothers (including the General Partner) and the Advisor may receive certain fees as more fully set forth in

Section 4 below, and agrees that the Management Fee payable will not be affected thereby, except to the extent provided in Section 4 below.

(e)       If an additional Limited Partner is admitted to the Partnership or an existing Limited Partner increases its Capital Commitment at a Subsequent Closing pursuant to Section 3.3 of the Partnership Agreement, the Partnership shall cause such Limited Partner to pay (as provided in the Partnership Agreement) to the Partnership or the General Partner, as the case may be, on the date of such Subsequent Closing (or such later date as determined by the General Partner), the Management Fee based upon such Limited Partner’s Capital Commitment or increased Capital Commitment, as applicable, on a retroactive basis with respect to the period from the Closing Date until the end of the Management Fee period in which such Subsequent Closing occurs (calculated pro-rata based on the number of days in such period), plus Additional Amounts thereon payable to the General Partner (or such other entity as the General Partner may direct).

(f)        Portfolio Investments made through Alternative Vehicles shall be treated as though such Portfolio Investments had been made by the Partnership for purposes of calculating the Management Fee.

4.	Available Fees; Management Fee Offset.

(a)       Any Available Fees shall be paid directly to the Advisor, or as it may otherwise direct. The Management Fee to be paid by, or by the Partnership on behalf of, Limited Partners, as applicable, shall be reduced by an amount (the “Reduction Amount”) equal to 80% of the Partnership’s Allocable Amount of all net Available Fees received by Lehman Brothers, the General Partner, the Advisor or any of their respective Affiliates; provided that the Reduction Amount shall be decreased by any Organizational Expenses and Partnership Expenses (including, without limitation, Broken Deal Expenses) that Lehman Brothers, the General Partner or the Advisor and its Affiliates had elected to bear instead of calling capital from the Partnership, to the extent that such expenses have not already been applied against the Reduction Amount.

(b)       The Reduction Amount for any installment of the Management Fees payable hereunder shall be based upon (i) the aggregate Available Fees received by Lehman Brothers, the General Partner, the Advisor or any or all of their respective Affiliates and (ii) the aggregate of the amounts of Organizational Expenses and Partnership Expenses (including, without limitation, Broken Deal Expenses) borne by the Advisor, the General Partner or their Affiliates pursuant to the proviso in Section 4(a) above. The Reduction Amount shall be applied to reduce the Management Fees payable on such date (but not to an amount below zero) and to the extent not so applied shall be carried forward for application against future installments of Management Fees until such Reduction Amount is fully utilized in reducing the Management Fees payable hereunder, The Reduction Amount shall be allocated among the Limited Partners pro rata based upon their respective Capital Contributions to the related Portfolio Investment (or Capital Commitments in the case of net breakup and topping fees). If upon termination of the Partnership an unapplied balance of the Reduction Amount remains, the Advisor shall not be required to repay any amount of previously paid Management Fees.

(c)       The Partnership Agreement provides that commissions, fees, costs and expenses (other than indemnification) payable to any third-party finders or placement agents engaged in respect of the sale of Interests to a Limited Partner, shall be allocated as an expense to, and shall be borne by, such Limited Partner and that the Management Fee borne by any such Limited Partner shall be reduced by 100% of any such commissions, fees, costs and expenses (other than indemnification). The Management Fee to which the Advisor is entitled shall be further reduced by 100% of the amount of any Excess Organizational Expenses paid by the Partnership (as provided for in the definition of Organizational Expenses in the Partnership Agreement). The Advisor acknowledges that the aggregate Management Fee it receives from the Partnership or the Limited Partners directly, as applicable, shall reflect any such reductions.

(d)       Notwithstanding anything in this Agreement or the Partnership Agreement, the Management Fee will not be reduced by (i) the amount of other commitment fees, financing fees, underwriting or placement agent fees, mergers and acquisitions advisory fees, other investment banking fees, follow-on acquisition or disposition advisory fees, restructuring fees, sales and trading commissions or any other fees that are not specified as Available Fees received by Lehman Brothers or the Advisor or its Affiliates in connection with Portfolio Investments and (ii) set-up or advisory fees received by Lehman Brothers prior to the Closing in connection with Portfolio Investments (including without limitation any Existing Investments and other Portfolio Investments contemplated by Section 4.6(f) of the Partnership Agreement). In addition, the Advisor or its Affiliates may receive fees (including fees of the type described by the term “Available Fees”) from companies other than the Partnership’s Portfolio Companies and their Affiliates and those involved in the Partnership’s unconsummated transactions and the Advisor shall have no obligation to reduce the Management Fee in respect of such fees or share such fees in any way with the Partnership or the Limited Partners.

(e)       Available Fees received in the form of warrants, options or other non-cash fees shall be valued in the reasonable discretion of the General Partner as of the date of grant thereof for purposes of calculating the Reduction Amount.

5.	Expenses, Exculpation and Indemnification.

(a)       The Advisor shall bear and be responsible for the payment of all costs and expenses associated with the performance of its services hereunder except Partnership Expenses.

(b)       The Advisor shall not be entitled to receive any salary, fees or compensation from the Partnership, except as provided in Sections 3 and 4 hereof.

(c)	Indemnification.

(i)        The parties hereto acknowledge that the Advisor, its Affiliates and their respective direct and indirect officers, directors, agents, stockholders, members, employees and partners (each, an “Advisor Indemnitee” and, collectively, the “Advisor Indemnitees”) are beneficiaries of and are subject to the terms and conditions of the exculpation and indemnification provisions of Sections 4.3 and 4.4 of the Partnership Agreement.

(ii)       The Advisor shall indemnify the General Partner, its Affiliates and its direct and indirect officers, directors, agents, stockholders, members, employees and partners (each, a “GP Indemnitee” and, collectively, the “GP Indemnitees”) for all third party losses and liabilities arising out of the acts or omissions of the Advisor, its Affiliates and its direct and indirect officers, directors, agents, stockholders, members, employees and partners with respect to the Partnership or this Agreement, but only to the extent that the General Partner is not indemnified for such losses and liabilities by the Partnership. For the avoidance of doubt, (x) the Advisor shall not be required to indemnify a GP Indemnitee for a third party loss or liability if it is determined that such loss or liability arose out of the acts or omissions of the General Partner and (y) the foregoing indemnification provision shall not impact any rights of the General Partner and its Affiliates in respect of any limited partnership interests held by such entities.

(iii)      The General Partner shall indemnify the Advisor Indemnitees for any losses and liabilities arising out of (x) the failure of Lehman Brothers to fund the Lehman Side-by-Side Commitment and (y) the material breach of this Agreement by the General Partner or any of its Affiliates. To the extent that the General Partner incurs any indemnification obligation pursuant to the preceding sentence, the General Partner shall satisfy such obligation out of its resources without recourse to any Carried Interest or Investment Proceeds to which any member of the Advisor may be entitled in its capacity as a partner of the General Partner.

(iv)      The right of any GP Indemnitee or Advisor Indemnitee to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which such GP Indemnitee or Advisor Indemnitee may otherwise be entitled by contract or as a matter of law or equity and shall extend to such GP Indemnitee’s or Advisor Indemnitee’s successors, assigns and legal representatives.

(v)       Any GP Indemnitee or Advisor Indemnitee shall first seek recovery under any other indemnity or any insurance policies by which such GP Indemnitee or Advisor Indemnitee is indemnified or covered, as the case may be, but only to the extent that the indemnitor with respect to such indemnity or the insurer with respect to such insurance policy provides (or acknowledges its obligation to provide) such indemnity or coverage, as the case may be, on a timely basis. To the extent that a GP Indemnitee or Advisor Indemnitee receives an indemnification payment under this Agreement in respect of the conduct of such GP Indemnitee or Advisor Indemnitee and then recovers amounts in respect of such conduct under any insurance policies referred to in the preceding sentence, such GP Indemnitee or Advisor Indemnitee shall return such recovered amounts (net of expenses incurred in connection with such recovery) to the indemnitor up to the amount of such indemnification previously paid by the indemnitor.

(vi)      For the avoidance of doubt, nothing in this Section 5(c) is intended to expand the indemnification obligations of the Partnership, or the rights of the Advisor,

the General Partner or their respective Affiliates to indemnification from the Partnership, set forth in Section 4.4 of the Partnership Agreement.

6.         Term. This Agreement shall terminate upon the earlier of (a) the removal of the General Partner pursuant to Section 8.1(b), (c) or (f) of the Partnership Agreement, (b) the termination of the Partnership or (c) the termination of the Advisor pursuant to Section 7 of this Agreement or Section 8.1(g) or (h) of the Partnership Agreement.

7.	Termination of the Advisor.

(a)       To the extent there has been a Breach of the Standard of Care by the Advisor, the General Partner shall have the right to terminate the Advisor; provided, however, that, prior to terminating the Advisor, the General Partner shall receive the consent of the LP Advisory Committee. If the General Partner elects to terminate the Advisor following a Breach of the Standard of Care, the General Partner shall provide the LP Advisory Committee with written notice (the “Termination Notice”) of such election, which notice shall contain a description of the facts giving rise to the Breach of the Standard of Care and a request to terminate the Advisor. The LP Advisory Committee shall notify the General Partner within thirty (30) days of receipt of such Termination Notice as to whether it consents to the termination of the Advisor. If the LP Advisory Committee consents to the termination of the Advisor following a Breach of the Standard of Care, the Advisor shall be terminated effective immediately. Upon the provision of any Termination Notice, the General Partner shall not be liable to the Partnership or any Limited Partner for (x) a breach of its duties to the Partnership or any Limited Partners resulting from such Breach of the Standard of Care or (y) any acts or omissions taken or suffered by the Advisor, its Affiliates and its direct and indirect officers, directors, agents, stockholders, members, employees and partners in connection with the conduct of the affairs of the Partnership, its current or former Portfolio Companies, the Parallel Funds, any Feeder Funds or any Alternative Vehicles (including, without limitation, any Corporation) or otherwise in connection with this Agreement, the Partnership Agreement or the matters contemplated herein or therein from and after the date the General Partner provided a Termination Notice to the LP Advisory Committee of such Breach of the Standard of Care and requested consent to the termination of the Advisor.

(b)       Upon the termination of the Advisor by the General Partner in accordance with this Section 7, this Agreement shall terminate effective as of the date of such termination, and the General Partner shall be permitted, with the consent of the LP Advisory Committee, to enter into an investment advisory agreement with a new investment advisor.

8.	Powers of the General Partner.

(a)       General Partner Consent Rights. Notwithstanding anything to the contrary contained herein, the Advisor shall not take any of the following actions without the prior written consent of the General Partner:

(i)        settle any litigation to which the General Partner or any Affiliate of the General Partner is a party;

(ii)       cause the Partnership or any subsidiary of the Partnership, including, without limitation, any Portfolio Company, to enter into any Related Party Transaction;

(iii)      propose any material amendment to the partnership Agreement or any other related agreements that would have an adverse effect on the General Partner;

(iv)      incur or guaranty any indebtedness or encumbrances by the Advisor, such consent not to be unreasonably withheld;

(v)       merge, combine or transfer 50% or more of the equity interests in the Advisor to any person or enter into any other transaction which would result in a change of control with respect to the Advisor, such consent not to be unreasonably withheld; or

(vi)      dissolve the Advisor, such consent not to be unreasonably withheld.

(b)       Partnership Meetings. Notwithstanding anything to the contrary contained herein, the General Partner shall have the right to cause the Advisor to call a special meeting of the Partnership and/or the Partners of the Partnership and to set out the agenda for any such special meeting in accordance with Section 7.4(b) of the Partnership Agreement.

9.         Investment Adviser Registration. The Advisor shall undertake to register as an “investment adviser” (as such term is defined under the Investment Advisers Act of 1940) with the U.S. Securities and Exchange Commission as promptly as practicable following the date hereof. Following the date hereof and until such date as the Advisor is so registered, the Advisor will conduct itself as if it were a registered “investment adviser.”

10.	Miscellaneous.

(a)       This Agreement may be amended, supplemented or waived at any time and from time to time by an instrument in writing signed by each party hereto, or their respective successors or assigns, or otherwise as provided herein; provided that, subject to the next succeeding proviso, any amendment, supplement or waiver to Sections 3 and 4 hereof which is adverse to the interests of any Limited Partners must be made in compliance with Section 11.4 of the Partnership Agreement; and provided, further, that this Agreement may be amended by the General Partner on behalf of the Partnership on any basis described in the second and third sentences of Section 11.4(a) of the Partnership Agreement.

(b)       Notices which may or are required to be given hereunder by any party to another shall be in writing and deposited in the mail, delivered through an internationally recognized courier delivery service, hand delivered or sent by facsimile transmission, telegram or electronic mail in accordance with the instructions therefor appearing in the Partnership Agreement.

(c)       This Agreement shall bind any successors or assigns of the parties hereto as herein provided. This Agreement may be enforced against the Advisor by the Limited Partners or by the Partnership

(d)       This Agreement is intended to create, and creates, a contractual relationship for services to be rendered by the Advisor acting in the ordinary course of its business as an independent contractor and is not intended to create, and does not create, a partnership, joint venture or any like relationship among the parties hereto (or any other parties). The provisions of this Agreement shall be construed in accordance with and governed by the laws of the State of New York.

(e)       Without the prior consent of a Majority in Interest of the Limited Partners and the General Partner, the Advisor shall not assign, sell or otherwise dispose of all or any part of its right, title and interest in and to this Agreement; provided that without the notice to or consent of the Limited Partners or the General Partner, (i) the Advisor may be reconstituted or reorganized into any other form of business entity, (ii) the Advisor may assign its rights and obligations hereunder to any of its Affiliates and (iii) nothing in this Agreement shall preclude changes in the composition of the direct or indirect members of the Advisor.

(f)        Without the prior consent of the Advisor, the General Partner shall not assign, sell or otherwise dispose of all of any part of its right, title and interest in and to this Agreement; provided that without providing prior notice to, or seeking the prior consent of, the Advisor, (i) the General Partner may be reconstituted or reorganized into any other form of business entity, (ii) the Advisor may assign its rights and obligations hereunder to any of its Affiliates or any liquidating trust and (iii) nothing in this Agreement shall preclude changes in the composition of the direct or indirect members of the General Partner; provided, further that the General Partner shall promptly notify the Advisor after taking any of the actions set forth in clauses (i), (ii) or (iii) of the foregoing proviso.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their representatives thereunto duly authorized effective as of the Effective Date.

TRILANTIC CAPITAL PARTNERS III L.P.

By:	LB TCP ASSOCIATES III L.P., its General Partner

	By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner
		By:	/s/ E. Daniel James
Name: E. Daniel James Title: Authorized Signatory

LB TCP ASSOCIATES III L.P., its General Partner

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner
	By:	/s/ E. Daniel James
Name: E. Daniel James Title: Authorized Signatory

[Signature Page to Investment Advisory Agreement]

TRILANTIC CAPITAL MANAGEMENT LLC
By:	/s/ E. Daniel James
Name: E. Daniel James Title: Vice President

[Signature Page to Investment Advisory Agreement]

EXHIBIT A

Trilantic Capital Partners III L.P.

Rights and Obligations of the General Partner Delegated to the Advisor

The rights, powers and obligations of LB TCP Associates III L.P. (the “General Partner”) set forth in the Sections, Articles or Annexes, as the case may be, of the Second Amended and Restated Limited Partnership Agreement of Trilantic Capital Partners III L.P. (the “Partnership”), dated as of the Effective Date (as amended and/or restated from time to time, the “Partnership Agreement”) identified below shall be performed by Trilantic Capital Management LLC (the “Advisor”) in respect of the Partnership. For the avoidance of doubt, unless otherwise indicated below, the reference to an Article of the Partnership Agreement below shall include all Sections and subsections of such Article, the reference to a Section shall include all subsections of such Section, and the reference to a particular subsection of a Section shall only include the referenced subsection.

Section	Heading

Article I “Bridge Financing,” “Capital Commitment,” “Corporation,” “Disposition,” “ECI Investment,” “Key Persons,” “Management Fee Payment Date,” “Marketable Securities,” “Percentage Interest,” “UBTI Investment”

Definitions
Section 2.2	Name
Section 2.5	Principal Office
Section 2.7	Term
Section 2.8	Fiscal Year
Section 2.9	Alternative Investment Structures
Section 2.11	Parallel Funds
Section 2.12	Special Purpose Vehicles
Section 2.13	Feeder Funds
Section 3.1	Capital Contributions and Direct Payments
Section 3.2 (a), (b), (c), (d), (e), (f), (g), (i) and (j)	Excuse, Exclusion and Cancellation

Section 3.3(h)	Subsequent Closings; Withdrawal or Admission of Limited Partner to or From Parallel Funds or Feeder Funds
Section 3.4	Distributions
Section 3.5	Amounts and Priority of Distributions
Section 4.1	Investments
Section 4.2(b) (other than Sections 4.2(b)(ix) and (x)) and (c)	Powers of the General Partner
Section 4.6(a), (b)(iii), (c), (d) and (f)	Other Activities
Section 4.7	Valuation
Section 4.8	UBTI and ECI Covenants
Section 4.9	ERISA Covenants
Section 4.10	Key Person Event; Suspension Mode
Section 5.2	Liabilities of the Limited Partners
Section 5.3	Limited Partners’ Outside Activities
Section 5.4	LP Advisory Committee
Section 5.5	Strategic Advisory Councils and Operating Executives
Section 6.1	General Partner Expenses
Section 6.2	Management Fee and Investment Advisory Agreement
Section 6.3	Partnership Expenses
Section 7.1	Books and Records
Section 7.2	Income Tax Information
Section 7.3	Reports to Partners
Section 7.4	Partnership Meetings
Section 8.2(a) and (b)	Transfers/Substitutions by Limited Partners
Section 8.3(a), (b), (c), (d), (e) and (f)	Defaulting Limited Partner
Section 8.4	Further Actions
Section 8.6(a) and (b)	Required/Elective Withdrawals
Section 8.7	Plan Asset Matters
Section 8.8	Contribution of a Limited Partner’s Interest

A-2

Section 9.2	Winding-up
Section 9.3	Final Distribution
Section 11.2	Confidentiality
Section 11.4	Amendments; Voting
Section 11.5	Entire Agreement
Annex A	Investment Guidelines

A-3

EXHIBIT B

Trilantic Capital Partners III L.P.

Rights and Obligations Retained by the General Partner

The rights, powers and obligations of LB TCP Associates III L.P. (the “General Partner”) set forth in the Sections or Articles, as the case may be, of the Second Amended and Restated Limited Partnership Agreement of Trilantic Capital Partners III L.P. (the “Partnership”), dated as of the Effective Date (as amended and/or restated from time to time, the “Partnership Agreement”) identified below shall be retained by the General Partner and not delegated to Trilantic Capital Management LLC (the “Advisor”) in respect of the Partnership. For the avoidance of doubt, unless otherwise indicated below, the reference to an Article of the Partnership Agreement below shall include all Sections and subsections of such Article, the reference to a Section shall include all subsections of such Section, and the reference to a particular subsection of a Section shall only include the referenced subsection.

Section	Heading
Article I “Assumed Income Tax Rate,” “Breach of the Standard of Care,” “Carrying Value,” Excluded Capital Commitments,” “Profits and Losses”	Definitions
Section 3.2(h)	Excuse, Exclusion and Cancellation
Section 4.2(a), (b)(ix), (b)(x) and (d)	Powers of the General Partner
Section 4.3	Limitation on Liability
Section 4.4	Indemnification
Section 4.5	General Partner as Limited Partner
Section 4.6(b)(i) and (b)(ii)	Other Activities
Section 8.1	Transfer and Withdrawal of the General Partner and Advisor
Section 8.2(d)	Transfer/Substitutions by Limited Partners
Section 8.3(h)	Defaulting Limited Partner
Section 8.6(e), (f) and (g)	Required Withdrawals
Section 9.1(d) and (e)	Term
Section 9.4	General Partner Clawback
Section 9.5	Escrow Account

B-1

Article X	Capital Accounts and Allocations of Profits and Losses
Section 11.3	Power of Attorney
Section 11.8	Governing Law and Jurisdiction
Section 11.14	Counsel to the Partnership

B-2

Appendix A

Name	Residence/Business Address	Occupation and Address	Citizenship
E. Daniel James	399 Park Ave New York, NY 10022	Investment Manager 399 Park Ave New York, NY 10022	United States
Charles Ayres	399 Park Ave New York, NY 10022	Investment Manager 399 Park Ave New York, NY 10022	United States
Joseph C. Cohen	45 Kensington Sq. London W85HP	Investment Manager 45 Kensington Sq. London W85HP	United Kingdom
Javier Banon	45 Kensington Sq. London W85HP	Investment Manager 45 Kensington Sq. London W85HP	Spain
Vittorio Pignatti-Morano	45 Kensington Sq. London W85HP	Investment Manager 45 Kensington Sq. London W85HP	Italy